AVACEN, Inc.



ANNUAL REPORT

6451 El Camino Real, Suite C

Carlsbad, CA 92009

(888) 428-2236

https://avacen.com/

This Annual Report is dated April 17, 2025.

BUSINESS

AVACEN Medical is currently selling its patented, FDA Cleared third-generation thermotherapy technology. The Company has field tested and sold over 12,000 devices since its inception, primarily in the United States, with approximately 27 million treatments to date.

The patented AVACEN Treatment Method platform supports one of the world's first noninvasive medical devices that warms the entire body, safely and rapidly from the inside out, creating positive medical outcomes and benefits.

Our heat therapy systems for pain relief were developed while working with research scientists at a leading university. Chronic pain impacts up to 116 million people in the U.S. alone and over 30% of the worldwide population, surpassing cancer, diabetes, and cardiovascular disease combined (Institute of Medicine (https://nap.nationalacademies.org/catalog/13172/relieving-pain-in-america-a-blueprint-for-transforming-prevention-care), The Lancet (https://www.thelancet.com/series/chronic-pain#:~:text=Chronic%20pain%20has%20been%20defined,with%20a%20lower%20life%20expectancy.)).

Estimates show that in the U.S., over $635 billion are spent per year on managing chronic pain, with up to a 70% higher mortality rate, surpassing cardiovascular disease (Institute of Medicine (https://nap.nationalacademies.org/catalog/13172/relieving-pain-in-america-a-blueprint-for-transforming-prevention-care), Journal of Pain).

Outside of the ongoing opioid crisis, 88.5% of pain sufferers were not satisfied using drugs for treatment and 78% of adults preferred nondrug options for treating pain (Gallup-Palmer College of Chiropractic (https://www.palmer.edu/about-palmer/palmer-publications/gallup-palmer-college-annual-report/), Betty Ford Foundation). AVACEN Medical was named a Top 10 Pain Management Device Company in 2022 (MedTech Outlook (https://pain-management.medicaltechoutlook.com/vendors/top-pain-management-device-companies.html)) as well as the Patient-Centric Pain Management Technology of the Year in 2022 (Global Health & Pharma (https://www.ghp-news.com/winners/avacen-medical/)).

AVACEN generates revenue via sales of medical devices. Our devices range in price from approximately $2,995 to nearly $12,995 at full MSRP. The Company also sells disposable accessories and replacement parts for users as needed. The Company engages independent contractors for its direct sales force in the U.S. and Canada, totaling over 250 registered "distributors" in both countries. AVACEN Medical also sells through targeted wholesalers, as well as a new team of professional distributors in the U.S. Finally, the Company also sells devices online via Shopify at its e-commerce site, AVACENMedical.com.

Corporate History

Originally incorporated on November 16, 2007, in Nevada as Point to Point Software, Inc. The Company changed its focus to medical device development and changed its name to AVACEN, Inc on March 17, 2009. On September 15, 2017, AVACEN, Inc. reincorporated in Wyoming filing Articles of Continuance and amending its name to AVACEN Medical, Inc. to more accurately describe its business as a medical device developer and manufacturer. On February 3, 2020, AVACEN Medical, Inc. amended its legal name to correspond to its original legal name of AVACEN, Inc. and DBA AVACEN Medical to sync with its 2009 California registration as a foreign corporation under the legal name as AVACEN, Inc.

Previous Offerings

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

As we have finished a challenging year, I am pleased to present to you the annual update for 2024. This year has been a transformative period for our company, marked by significant achievements, challenges, and a steadfast commitment to innovation and excellence.

SENIOR MANAGEMENT CHANGES

Thomas Muehlbauer - CEO. Probably the biggest change for the company saw me stepping back into the role of President and CEO in November after leading the Company's R&D effort as Executive Chairman, since May of 2022. Thomas will continue to be responsible for the Company's R&D effort.
During my term leading R&D the Company moved forward on several new products which will be launched in 2025. As newly named President and CEO, I was able to negotiate a 500% increase in our line of credit with a new bank which was needed to support the 2025 planned growth.

Danielle Forsgren – President. In February of 2025 Danielle our Chief Marketing Officer (CMO) was unanimously voted by our Board of Directors to be AVACEN's President. Danielle has over 30 years of experience in sales and marketing. Danielle will continue to be responsible for the Company's CMO responsibilities.

As the Company's top salesperson and CMO, she developed several strategic initiatives to globally expand sales. Her efforts of the last 5 years have placed the Company on the INC. 5000 list of fastest growing private companies in the US for a record 5 straight years, which is a feat accomplished by only 6% of those who make the INC. list

Marc Yap – Director of Business Development. Marc joined AVACEN as Director of Business Development in September. Marc brings much needed experience as a marketing and engineering leader in the medical device industry for over 30 years including commercialization, product management, patent prosecution and R&D.
Marc holds a Master of Science in Materials Engineering and a Bachelor of Science in Mechanical Engineering from Purdue University.

In his first 5 months onboard, Marc successfully redesigned our CATHSTA product and established a relationship with Johnson & Johnson Innovation – JLABS, a global life science network for innovation. This association offers AVACEN with access to capital-efficient lab space and resources, including industry expertise plus community, industry connections and growth capital.

ECONOMIC CLIMATE
The last four years of the prior Administration's economic policies have had mixed effects on small businesses, with several factors negatively impacting AVACEN's performance, particularly in the big-ticket medical device business-to-consumer market. Key challenges included:
1. Inflation and Rising Costs: Persistent inflation increased the cost of raw materials, manufacturing, and logistics, making it harder for small businesses to maintain competitive pricing on high-cost items like medical devices. Consumers, facing higher living costs, reduced discretionary spending, including non-essential medical devices.
2. Labor Market Challenges: Labor shortages and rising wages due to tight labor markets under the administration's economic policies added to operational costs. Small businesses, with limited resources, struggled to compete with larger corporations in retaining skilled workers, impacting production and service quality.
3. Regulatory Environment: Increased regulatory oversight and compliance requirements in areas like healthcare and

consumer protection added complexity and costs for small businesses in the medical device sector. These regulations, while aimed at improving safety and quality, disproportionately burdened smaller companies with fewer resources.

4. Tax Policies: While the last administration promoted tax benefits for certain green initiatives and infrastructure investments, small businesses felt pressure from corporate tax rate changes and reduced deductions, which indirectly affected their ability to invest in growth or offset rising costs.

5. Interest Rate Hikes: In response to inflation, the Federal Reserve raised interest rates significantly, increasing borrowing costs. Small businesses reliant on loans for purchasing inventory or expanding operations faced financial strain, particularly in the capital-intensive medical device market.

6. Supply Chain Disruptions: Pandemic-era supply chain issues persisted, with medical device businesses hit hard by delays in acquiring specialized components. While large corporations could absorb or mitigate these disruptions, small businesses often lacked the resources to adapt.

Combined, these factors created a challenging environment for small businesses, particularly in the big-ticket medical device B2C market, where affordability, reliability, and customer confidence are critical. Many small companies such as AVACEN struggled to balance higher operational costs with maintaining accessibility for consumers.

This less than favorable Economic Climate has resulted in less than satisfactory AVACEN growth for the second time in the history of our company, with our year over year revenue dropping 18.9%.

2024 OVERVIEW

Below, I provide an overview of our key accomplishments, financial performance, strategic initiatives, and future outlook.

1. KEY ACCOMPLISHMENTS

• INC. 5000:
o The Company made the INC. 5000 list of fastest growing private companies in the US for record 5 straight years, which is a feat accomplished by only 6% of those who make the INC. list. We were also named one of the top 50 privately held medical product companies. These are based on 2023 revenue.

• Johnson & Johnson® Innovation
o Selected to be part of J-LABS – One of only 239 current & alumni medical device companies worldwide.
 Access to J&J partnerships & equity investments
 Investor Hub: Connections to Top Investors
 Gain access to a global network of J&J experts

• CEO and President Role Split Into 2 Positions
o Investors want assurance that future President/CEO transition won't disrupt operations, revenue streams, or market position.
o A well-structured succession plan with clear leadership roles helps maintain confidence.

• Professional Sports
o The Company has always believed the professional sports market to be a valuable revenue source. Here are some recent additions to our user base:
 Rick Barry, who ranks among the most prolific scorers and all-around players in professional basketball history.
 The San Diego Sockers, 16-time indoor soccer champs, are now using 10 AVACEN HOME Devices for muscular relaxation, quick recovery and the promotion of healing sleep to help the body repair itself and recover from illness or injury.

• Product Innovation:
o Completed strategic plans and significant development of three new innovative medical devices, to be launched in 2025. Each of these products has the potential of achieving a muti-Billion-dollar market valuation.

All the products are in the high value perioperative medical device field, including our first U.S. patent pending disposable product. Initial confidential meetings with healthcare industry leaders have produced widespread acclaim.
o The European Patent Office has provided a favorable report on patentability for our international patent application regarding our new disposable product.
o Expanding uses of the existing AVACEN Treatment Platform
 A new AVACEN product for the Hypobaric Oxygen Therapy market is in the early stage of development.
 A new repackaged AVACEN XL device as the AVACEN GXL targeted for the Middle East high margin market is almost complete.

• Operational Excellence:
o Moving our manufacturing processes from an outside contract manufacturer to a new and larger AVACEN facility, reduced production costs by 32% while significantly improving quality.
o Upgraded our research and development staff, fostering a culture of innovation.
o Converted from our 3rd party affiliate management system to more functional, international and less expensive Bixgrow. It is used by over 7,900 active merchants worldwide.

• Market Expansion:
o Entered strategic partnerships with several U.S. distributors, providing a potential 200% increase in 2025 sales.
 B&B Health Services: VA and American Indian annual market potential of 10 million patients. Plus, the 3.4-million-member VFW and American Legion Posts.

They are a 17-year-old certified Service-Disabled Veteran-Owned Small Business (SDVOSB) and Native American-Owned Small Business. Their offerings include medical management and consulting services, as well as a comprehensive line of medical devices.

OsteoStrong International has a rapidly expanding market from over 200 locations. Their presence spans multiple continents, including the Americas, Europe, Asia, and Australia. For example, in Australia, OsteoStrong has centers in Victoria, New South Wales, South Australia, and Tasmania.

2. 2024 FINANCIAL PERFORMANCE

• Revenue Decrease:
o Annual revenue of $4.33 million represents a 18.9% decrease year-over-year from $5.34 million in 2023.
o The key revenue decrease resulted from a less than favorable consumer spending.

• Profitability Decrease:
o We experienced a net loss of $0.133 million, with a net profit margin of -3%.
o This was a result of our decrease in sales revenue and the expensive cost of temporarily enhancing our FDA regulatory team to document and establish new quality processes for our new facility.

• Balance Sheet Highlights:
o Maintained a positive cash position with $0.367 million in available reserves.
o $3.8 million in loss carryforwards exist to offset future tax liabilities.

• Cash Flow
o Reduced monthly cash flow by over $60,000 per month, resulting from refinancing our short-term debt with a $1,225,000 5-year term loan.

3. STRATEGIC INITIATIVES

• International Growth:
o Established relationships to expand distributorships in Europe, Australia, Japan and Canada.
o Selected NEMKO to drive our regulatory ISO 1345-2016, CE Mark and MDSAP certifications.
o Received a Memorandum of Understanding (MOU) for Japan from a new distributor.
o Completing a draft distributor agreement for Switzerland, Germany and Austria which is on hold until we are certified for CE Mark.
o Australia distributor is waiting for AVACEN MDSAP approval.

• Social Media Engagement:
o Partnered with major podcast agent to book AVACEN's President on 50 – 100 health and wellness podcasts during 2025.
o Expanded AVACEN's current social media presence.
o Partnered with Human Garage (over 1 million followers) for 2025.

• Trade Shows
o Continue to exhibit at Health and Longevity shows (15 in 2024)
o Add Health and Fitness show exhibiting in 2025.

• Workforce Development:
o We plan a first quarter $5 million Equity Raise which will allow, among other things, the hiring of top talent in engineering, marketing, and operations. This will permit the rapid realization of those major corporate milestones needed to attract a high-profile acquirer of AVACEN during 2025.

4. CHALLENGES AND MITIGATION

• Regulatory Hurdles:
o Navigated stringent compliance requirements in U.S. markets by temporarily enhancing our regulatory team to document and establish new quality processes. This resulted in successfully passing a 4-day FDA audit of our new facility and quality system with only 1 negative observation compared to 13 negative observations in our previous FDA audit.

• Supply Chain Disruptions:
o We minimized impact through moving our critical PCBA production from China to, just-in-time manufacturing, in Carlsbad, California. This also allowed us to label our product "MADE IN USA."
o By investing in inventory build and finished product storage in our new Carlsbad facility, we were able to reduce the effects of temporary raw material shortages.

• Economic Uncertainty:
o Maintained robust financial planning to ensure resilience against market volatility.

5. FUTURE OUTLOOK

Looking ahead to 2025 and beyond, we remain committed to driving sustainable growth and creating long-term value for our shareholders.

The fact that our December 2024 revenue increased 132% over November 2024 is a strong indication that consumer confidence and discretionary spending is on its way back after the favorable November election outcome.

Our key priorities in 2025 include:

- Expanding our product portfolio with a focus on innovative medical devices.
- Enhancing customer experience by focusing on their critical needs.
- Strengthening our presence in perioperative markets.
- Pursuing the strategic acquisition of AVACEN for cash and stock during 2025. This will provide the infrastructure necessary to accelerate the $Billion AVACEN business opportunities that currently exist. This will also provide liquidity for our investor base and future ROI as the value of the acquirer's stock increases as a result of AVACEN's contribution to their bottom line.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $68,839.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

US Bank Line of Credit $ 98,155
Western Alliance Loan $1,225,000
Western Alliance LOC $ 247,099
Notes to Shareholders $ 822,209

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas G. Muehlbauer

Thomas G. Muehlbauer, CEO and Board Chairman

Positions and offices currently held with the issuer:

Position: Chairman, Founder, Product Inventor and R&D Head, President, Director

Dates of Service: March, 2007 - Present

Responsibilities: Chairman, Founder, Product Inventor and R&D Head.

Name: Danielle J. Forsgren

Danielle J. Forsgren, President and Board Member

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer and Board Member

Dates of Service: March, 2009 - Present

Responsibilities: President, Chief Marketing Officer and Board Member.

Name: Hamid Khorramian

Hamid Khorramian's current primary role is with Retired. Hamid Khorramian currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member/Investor

Dates of Service: August, 2018 - Present

Responsibilities: Hamid is a Board Director and advisor to the CEO.

Name: Rhonda R. Migliaccio

Rhonda R. Migliaccio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Name: James Wangler

James Wangler's current primary role is with Retired. James Wangler currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2010 - Present

Responsibilities: Member of the Board of Directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: The Muehlbauer 2017 Irrevocable Trust (Beneficiary Thomas G Muehlbauer)

Amount and nature of Beneficial ownership: 46,450,000

Percent of class: 61.195

RELATED PARTY TRANSACTIONS

Name of Entity: Thomas G. Muehlbauer

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Muehlbauer is the Company's Chairman of the Board, CEO, and co-founder. He is also the principal security holder of the company.

Material Terms: As of December 31, 2024, the Company has outstanding liability towards its CEO and founder, Thomas G Muehlbauer, in the amount of $574,293 in notes, $200,543 in deferred compensation and $184,265 in expenses. The liabilities bears no interest and a maturity is not set.

OUR SECURITIES

Common Stock

The amount of security authorized is 100,000,000 with a total of 76,892,479 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Stock Options

Please note the total amount outstanding includes 2,875,000 of stock options exercised.

The total amount outstanding of 76,892,479 does not include 13,405,000 options outstanding but unissued nor 3,720,000 stock options that have been granted but are not exercised.

Voting Rights of Securities Sold in Crowdfunding Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 40 patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Shopify or GoDaddy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks on our technology providers could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2025.

AVACEN, Inc.

By   /s/ *Thomas G Muehlbauer*

   Name: AVACEN, INC.

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Thomas G. Muehlbauer, the Chief Executive Officer of AVACEN, INC., hereby certify that the financial statements of AVACEN, INC. and notes thereto for the periods ending December 31, 2023, and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts to be reported on our tax returns are expected to be total income of $4,332,532; taxable income of $(52,600) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 31, 2025 (Date of Execution).

Thomas G. Muehlbauer (Signature)

President and CEO

March 31, 2025

AVACEN INC.
Balance Sheet
As of December 31, 2024

		Total
ASSETS		
Current Assets		
Total Bank Accounts	$	440,193
Total Accounts Receivable	$	265,432
Other Current Assets		
Inventory Asset	$	526,751
Prepaid Expenses	$	7,298
Total Other Current Assets	$	534,049
Total Current Assets	$	1,239,674
Total Fixed Assets	$	25,756
Total Other Assets	$	7,408,883
TOTAL ASSETS	$	**8,674,313**
LIABILITIES AND EQUITY		
Liabilities		
Total Current Liabilities	$	760,868
Long-Term Liabilities		
Deferred Nauman	$	29,972
Notes Payable	$	17,400
TGM Consulting	$	200,543
TGM Payable	$	574,293
USB LOC-355-290	$	98,155
Western Alliance Loan	$	1,225,000
Western Alliance LOC	$	247,099
Total Long-Term Liabilities	$	2,392,463
Total Liabilities	$	3,153,330
Equity		
Common Stock	$	9,431,575
Retained Earnings	$	(3,857,993)
Net Income	$	(52,600)
Total Equity	$	5,520,982
TOTAL LIABILITIES AND EQUITY	$	**8,674,313**

AVACEN INC.
Balance Sheet
As of December 31, 2023

		Total
ASSETS		
Current Assets		
Total Bank Accounts	$	157,390
Total Accounts Receivable	$	121,554
Other Current Assets		
Inventory Asset	$	317,948
Prepaid Expenses	$	22,609
Prepaid Rent	$	1,175
Total Other Current Assets	$	341,732
Total Current Assets	$	620,676
Total Fixed Assets	$	22,300
Total Other Assets	$	7,058,416
TOTAL ASSETS	$	7,701,392
LIABILITIES AND EQUITY		
Liabilities		
Total Current Liabilities	$	445,526
Long-Term Liabilities		
Loan-SBA	$	762,628
Notes Payable	$	17,400
Robert Klein LT	$	38,200
TGM Consulting	$	73,370
TGM Payable	$	1,123,175
TGM Reimbursement	$	(520,509)
Total TGM Payable	$	602,667
USB LOC-355-290	$	94,418
WebBank	$	93,602
Total Long-Term Liabilities	$	1,682,284
Total Liabilities	$	2,127,810
Equity		
Common Stock	$	9,431,575
Retained Earnings	$	(3,454,891)
Net Income	$	(403,101)
Total Equity	$	5,573,582
TOTAL LIABILITIES AND EQUITY	$	7,701,392

AVACEN INC.
Profit and Loss
January - December 2023

	Total
Total Income	5,341,897
Total Cost of Goods Sold	2,263,465
Gross Profit	3,078,432
Expenses	
G&A	1,451,301
R&D	30
Sales & Marketing	1,569,754
Total Expenses	3,021,085
Net Operating Income	57,347
Other Expenses	
Amortization Expense	443,273
Other Expenses	17,175
Total Other Expenses	460,448
Net Other Income	-460,448
Net Income	-403,101

AVACEN INC.
Profit and Loss
January - December 2024

		Total
Total Income	$	4,332,532
Total Cost of Goods Sold	$	2,029,774
Gross Profit	$	2,302,759
Expenses		
G&A	$	1,406,482
R&D	$	7,676
Sales & Marketing	$	1,035,160
Total Expenses	$	2,449,319
Net Operating Income	$	(146,560)
Other Income		
ERTC - Non-taxable	$	58,018
Interest Income - Other	$	3,114
Other Income	$	32,828
Total Other Income	$	93,960
Net Other Income	$	93,960
Net Income	$	(52,600)

NOTE 1 – NATURE OF OPERATIONS

AVACEN, INC. filed Articles of Continuance with the Secretary of State in Wyoming on 09-15-2017. The financial statements of AVACEN, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Carlsbad, CA

AVACEN Medical is currently selling its patented, FDA Cleared third-generation thermotherapy technology. The Company has field tested and sold over 12,000 devices since its inception, primarily in the United States, with over 27 million treatments to date.

The patented AVACEN Treatment Method platform supports one of the world's first noninvasive medical devices that warms the entire body, safely and rapidly from the inside out, creating positive medical outcomes and benefits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 - 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily when medical devices and manufactured to be sold and (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is generally subject to U.S. Federal, state and local income tax examinations by tax authorities only for tax returns filed in the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has the following debts:	2023	2024
SBA loan	$762,628	0
US Bank Line of Credit	$ 94,418	$ 98,155
WebBank	$ 93,602	0
Western Alliance Loan	0	$1,225,000
Western Alliance LOC	0	$ 247,099
Notes to Shareholders	$731,636	$ 822,209
Total Debt	**$1,682,284**	**$2,392,463**

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company has entered into an operating lease agreement with FR National Life, LLC to rent business premises in San Diego. The lease expires on July 31, 2028. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive

covenants.
Estimated Base Rent and Operating Expenses Owed: $381,982.00
Interest Rate: 0.0%
Maturity Date: July 31, 2028

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of our common stock with a par value of $0.001. As of December 31, 2024, the company has issued 76,892,479 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are in Note 3 of the Company's financial statements. The Company has no set maturity date and no interest rate on these loans.

Creditor: Thomas G Muehlbauer
Amount Owed: $ 574,293.00
Interest Rate: 0.0%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023, November 27, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
12/31/2022	75,975,940	$ 3,908,988	$ -	$ (3,454,891)	$ 454,097
Shares issued for debt conversion	-	-		-	-
Shares issued for cash	666,539	522,586		-	522,586
Shares issued for services	-	-		-	-
Stock option	10,000,000	5,000,000		-	5,000,000
Net income (loss)	-	-	-	(403,101)	(403,101)
12/31/2023	86,642,479	9,431,574	-	(3,857,992)	5,573,582
Shares issued for debt conversion	-	-		-	-
Shares issued for cash	-	-		-	-
Shares issued for services	-	-		-	-
Stock option compensation	-	-		-	-
Net income (loss)	-	-	-	(52,600)	(52,600)
12/31/2024	86,642,479	9,431,574		(3,910,592)	5,520,982

AVACEN INC.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-52,600
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-314,603**
Net cash provided by operating activities	**-367,203**
INVESTING ACTIVITIES	
Furniture & Fixtures	-3,456
Deposits	95,000
Loan Fees-Asset	-41,125
R&D Investment	-106,817
R&D Investment:G3 Product	-3,775
Net cash provided by investing activities	**-60,174**
FINANCING ACTIVITIES	
Deferred Nauman	29,972
Loan-SBA	-762,628
Robert Klein LT	-38,200
TGM Consulting	127,174
TGM Payable	-28,373
USB LOC-355-290	3,737
WebBank	-93,602
Western Alliance Loan	1,225,000
Western Alliance LOC	247,099
Net cash provided by financing activities	**710,179**
Net cash increase for period	**282,802**
Cash at beginning of period	157,390
Cash at end of period	**440,193**

AVACEN INC.
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-403,101
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	443,211
Net cash provided by operating activities	$	40,110
INVESTING ACTIVITIES		
CATHSTA		-5,150,000
Customer Acquisition		-392,628
Other Investment activities		-108,876
R&D Investment activities		-369,529
Net cash provided by investing activities	-$	6,021,033
FINANCING ACTIVITIES		
Common Stock:Start Engine Equity		284,262
Common Stock:Stock Option Discount		5,000,000
Other financing activities		611,881
Net cash provided by financing activities	$	5,896,143
Net cash increase for period	-$	84,781
Cash at beginning of period		242,171
Cash at end of period	$	157,390

CERTIFICATION

I, Thomas G Muehlbauer, Principal Executive Officer of AVACEN, Inc., hereby certify that the financial statements of AVACEN, Inc. included in this Report are true and complete in all material respects.

Thomas G Muehlbauer

CEO